

May 23, 2011

<u>Via Facsimile and U.S. Mail</u>

Randi L. Strudler, Esq.
Jones Day
222 East 41st Street
New York, NY 10017

     Re: International Coal Group, Inc.
                Amendment No. 1 to Schedule 14D-9 filed on May 20, 2011
                Schedule 14D-9 filed on May 16, 2011
                File No. 5-81154

Dear Ms. Strudler:

We have limited our review of the filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Certain Financial Forecasts, page 18

1. We note that you have included non-GAAP financial measures in this section. Please advise us as to the consideration given to whether these non-GAAP projections would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Cautionary Note regarding Forward-Looking Statements, page 33

2. Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and

Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provisions in any future press release or other communications relating to this offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions